GIORDANO, HALLERAN & CIESLA

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

PLEASE RESPOND TO:

U.S. POSTAL SERVICE ADDRESS:

POST OFFICE BOX 190
MIDDLETOWN, NEW JERSEY 07748

OR:

HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:

125 HALF MILE ROAD, SUITE 300
RED BANK, NEW JERSEY 07701

(732) 741-3900

FAX: (732) 224-6599

www.ghclaw.com

JOHN C. GIORDANO, JR.
FRANK R. CIESLA - DC
BERNARD J. BERRY, JR.
JOHN A. AIELLO - NY
MICHAEL J. GROSS
JOHN A. GIUNCO
SHARLENE A. HUNT
PHILIP D. FORLENZA - NY
MICHAEL J. CANNING ☐
PAUL H. SCHNEIDER
ELIZABETH CHRISTIAN - NY
ANDREW B. ROBINS
MICHAEL A. BRUNO
KURT E. ANDERSON
PAUL T. COLELLA
GERALD P. LALLY
SEAN E. REGAN ☐
JAY S. BECKER - MA, NY

TARA PHELAN CARVER - NY
RACHEL M. RINNINSLAND – PA
HANA S. WOLF
DONALD F. CAMPBELL, JR.
BRIAN H. HARVEY
MELISSA V. SKROCKI - NY
AFIYFA H. ELLINGTON - NY
CRAIG M. GIANETTI - NY

TIMOTHY D. LYONS ☐ - PA
J. SCOTT ANDERSON
PETER B. BENNETT - NY
LAURENCE I. ROTHSTEIN NY, PA
ROBERT J. FEINBERG ☐ – FL, DC
PATRICK S. CONVERY
MICHAEL A. PANE, JR. NY
MICHAEL J. VITIELLO - NY
STEVEN M. DALTON - NY
PAMELA J. KNAUER - MA
TIMOTHY J. DENGLER - PA
CATHERINE J. BICK - NY
MONICA J. CERES
MARC D. POLICASTRO - NY
JOSEPH C. DeBLASIO
LISA MICELI WATERS – NY
JAMES J. SCOTT

ARI G. BURD – NY
KELLY D. GUNTHER
MICHAEL D. PAWLOWSKI
MATTHEW N. FIOROVANTI - NY
JOHN L. SIKORA
VINCENT M. DeSIMONE
JACLYN B. KASS - NY

OF COUNSEL:
JOHN R. HALLERAN
S. THOMAS GAGLIANO
THOMAS A. PLISKIN
RONALD P. HEKSCH
DERRICK A. SCENNA
STEVEN J. CORODEMUS
EDWARD S. RADZELY - NY

JOHN C. GIORDANO
(1921-1989)

☐ CERTIFIED BY THE
SUPREME COURT OF NEW
JERSEY AS A CIVIL TRIAL
ATTORNEY

DC – ALSO ADMITTED DC
FL – ALSO ADMITTED FL
MA – ALSO ADMITTED MA
NY – ALSO ADMITTED NY
PA – ALSO ADMITTED PA

DIRECT DIAL NUMBER

(732) 219-5483

DIRECT EMAIL

pforlenza@ghclaw.com

CLIENT/MATTER NO.

16473.2

December 15, 2009

Mail Stop 3561

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Cathy Baker, Division of Corporation Finance

RECEIVED

DEC 16 2009

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Re: Stadium Entertainment Holding Corp.
        Form 1-A Amendment No. 9
        Filed on December 9, 2009
        File No. 024-10240

Dear Ms. Baker:

        Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 10 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

        The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 9 in its letter dated December 14, 2009 and the responses thereto which are provided on behalf of the Company:

General

1.   We reissue comment one from our letter dated December 9, 2009. We continue to note the analysis <u>the company provided Florida regulators</u> regarding the Regulation A exemption. Please note that Form 1-A is a document that is publicly available from the Public Reference Room and is available from other electronic sources, such as Thompson Research. Please also note that a Regulation A offering <u>is a public offering</u>

OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08608, PHONE: (609) 695-3900

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
December 15, 2009
Page 2

and therefore the Form 1-A <u>is considered a general solicitation</u>. Please advise.

Response – We are consulting with the Florida Office of Financial Regulation to confirm that the Company may rely on the no action guidance previously provided notwithstanding the fact that (i) a Regulation A offering is considered a public offering, (ii) the Securities and Exchange Commission takes the position that the filing of a Form 1-A Offering Statement constitutes general solicitation and (iii) the Form 1-A Offering Statement is publicly available from the Commission's Public Reference Room and electronic research services, such as Thomson Research. As indicated in the disclosure on pages vi and 1, the Company will not offer shares without registration in Florida in the absence of such confirmation.

2. We note your response to comment two from our letter dated December 9, 2009. You state that you have documented a "previously undocumented $20,000 advance made on June 15, 2009." However, we note that the agreement filed as exhibit 6.27 refers to the date of June 15, 2009 throughout. Please indicate when this written agreement was actually signed. It appears that this $20,000 was actually part of the convertible debenture and therefore may not be registered for resale. Please remove the $20,000 from the amount that may be exchanged for shares in this offering or advise.

    Response – The $20,000 note was executed and issued in December 2009 but was dated June 15, 2009 to coincide with the date of funding, and we have clarified the exhibit index accordingly. The Company did not accept the funding as convertible debt. The holder of the note will not be offered the opportunity to exchange the note for shares in the offering.

Use of Proceeds to Issuer, page 9

3. We reissue comment three from our letter dated December 9, 2009. Our prior comment asked for the use of proceeds table to be revised to reflect repayment of the $200,000 of promissory notes that may <u>not</u> be exchanged for shares in this offering. You appear to have revised the use of proceeds table to instead reflect the amount that may be exchanged for shares in this offering.

    Response – The use of proceeds table has been revised to reflect repayment of the $200,000 of notes that may not be exchanged for shares in the offering.

Securities and Exchange Commission
December 15, 2009
Page 3

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

PDF/db
Encls.
cc: Cathy Baker
        John Reynolds
        Ethan Horowitz
        Brian Bhandari
        Pamela Howell
        Camille Barbone

::ODMA\PCDOCS\ghcdocs\715399\1